Exhibit (E)(3)

GUARANTY

     THIS GUARANTY is dated and delivered effective as of May 4th, 1998, by Hunters Chase, Ltd., a limited partnership formed under Colorado law whose address is c/o Colorado Pacific Homes, Inc., 11457 Marlborough Drive, Parker, Colorado 80138; telephone: 303-840-9082; and facsimile: 303-840-9082 (the “Guarantor”) to the Holder of a promissory note (the “Note”) between Calprop Corporation, a California corporation whose address is 13160 Mindanao Way, Suite 180, Marina Del Rey, CA 90292 as “Maker” and Curci-Turner Company, a California general partnership whose address is 717 Lido Park Drive, P.O. Box 1549, Newport Beach, CA 92659 as the “Holder” of the Note.

     NOW, THEREFORE, in consideration of the Holder advancing funds to the Maker of the Note which funds were used for the benefit of the Guarantor and for other good and valuable consideration, the adequacy and receipt of which hereby is acknowledged, and intending to be legally bound, the Guarantor hereby covenants and agrees as follows:

     1. The Guaranty. The Guarantor hereby absolutely and unconditionally guarantees to the Holder repayment of the Note, including, without limitation, principal, interest and reasonable collection costs (the “Guaranteed Obligations”). To collateralize this guaranty, the Guarantor hereby grants the Holder a security interest in and to the property more particularly described on Exhibit “A” attached hereto and by this reference incorporated herein.

     2. Application of Payments. Any payment made by the Guarantor under this Guaranty shall be effective to reduce or discharge the liability of the Guarantor hereunder without further notice of any kind.

     3. Continuing Guaranty. Except as otherwise provided herein, this Guaranty shall continue to be in force and be binding upon the Guarantor until the Note has been paid hi full.

     4. Termination. This Guaranty shall terminate when the Note has been paid in full.

5. General Provisions

     (a) No delay on the part of the Holder in the exercise of any power or right shal1 operate as a waiver thereof, nor shall any single or partial exercise of any power or right preclude other or further exercise thereof or the exercise of any other power or right.

     (b) This Guaranty may not be assigned.

     (c) This Guaranty is made under and shall be governed by the laws of the State of Colorado.

     6. Notices. Any and all notices required or permitted hereunder shall be given to the Guarantor, the Maker, and the Holder as set forth In the first paragraph above. Any notice required to be made within a stated period of time shall be considered timely made if deposited before midnight of the last day of the stated period. Any Party may give any notice or other communication hereunder by personal delivery or using a nationally recognized overnight courier service, telecopy or telex, but no such notice, request, demand, claim or other communication shall be deemed to have been duly given unless and until it is actually received by the individual for whom it is intended. Any Party may change the address to which notices, requests, demands, claims or other communications hereunder are to be delivered by giving the other Party notice in the manner set forth herein.

     IN WITNESS WHEREOF, Guarantor has caused this Guaranty to be executed as of the date first above written.

Hunters Chase, Ltd., as guarantor

Calprop Corporation, as general and limited partner	Colorado Pacific Homes, Inc., as limited partner

By: /s/ Mark F. Spiro, CFO	By:

Mark F. Spiro, Chief Financial Officer		Christopher L. Hoopes, President

Exhibit “A”

The Property

     Tracts B, E and F, Tracts C1 through C26, inclusive, D1 through D8, inclusive, and

Lots 1 through 170, inclusive
Hunters Chase Subdivision
County of Adams, State of Colorado

Also known as the property located at the approximate crossroads of 100th Street and Zuni Street, in the City of Thornton, Adams County, Colorado.

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